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                                              Filed by Per-Se Technologies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                          Subject Company: NDCHealth Corporation
                                                  Commission File No.: 001-12392

On December 2, 2005, Per-Se Technologies, Inc. issued the following press release:

[PER-SE LOGO]                                           NDE HEALTH LOGO


PER-SE CONTACT:                                NDCHEALTH CONTACT:
Michele Howard                                 Robert Borchert
voice: 770/237-7827                            voice: 404/728-2906
investors@per-se.com                           robert.borchert@ndchealth.com

FOR IMMEDIATE RELEASE


                  PER-SE TECHNOLOGIES AND NDCHEALTH CORPORATION
           FORM S-4 REGISTRATION STATEMENT DECLARED EFFECTIVE BY SEC;
                  STOCKHOLDERS MEETINGS SET FOR JANUARY 5, 2006

ALPHARETTA AND ATLANTA, GA. -- DECEMBER 2, 2005 -- Per-Se Technologies, Inc. (Nasdaq: PSTI) and NDCHealth Corporation (NYSE: NDC) today announced that the Securities and Exchange Commission has declared effective the Form S-4 registration statement containing the joint proxy statement/prospectus concerning their proposed merger. Each company will hold a special meeting of stockholders on January 5, 2006, to approve matters relating to the proposed merger between the two companies.

Stockholders of record as of November 30, 2005, will be mailed the joint proxy statement/prospectus in connection with the proposed merger and will be entitled to vote at their respective company's special meeting of stockholders. The joint proxy statement/prospectus will be mailed to stockholders of both companies on or about December 5, 2005. The merger is subject to customary closing conditions, including requisite approvals by the stockholders of both companies. The parties expect to close the proposed merger transaction soon after the companies conduct their special meetings of stockholders and receive the requisite stockholder approvals.

Per-Se stockholders are invited to attend its special meeting of stockholders to be held at 4 pm EDT on January 5, 2006, at the offices of King & Spalding LLP, 191 Peachtree Street, Atlanta, Georgia, 30303.

NDCHealth stockholders are invited to attend its special meeting of stockholders to be held at 4 pm EDT on January 5, 2006, at the NDCHealth headquarters located at NDC Plaza, Atlanta, Georgia, 30329.

ABOUT PER-SE TECHNOLOGIES
Per-Se Technologies (Nasdaq: PSTI) is the leader in Connective Healthcare. Connective Healthcare solutions from Per-Se enable physicians and hospitals to achieve their income potential by creating an environment that streamlines and simplifies the complex administrative burden of providing healthcare. Per-Se's Connective Healthcare solutions help reduce administrative expenses, increase revenue and accelerate the movement of funds to benefit providers, payers and patients. More information about Alpharetta, Georgia-based Per-Se is available at www.per-se.com.

                                    - more -
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                                                                    NEWS RELEASE
                                                                     PAGE 2 OF 2


ABOUT NDCHEALTH
NDCHealth (NYSE: NDC) is a leading information solutions company serving all sectors of healthcare. Its network solutions automate the exchange of information among pharmacies, payers, hospitals and physicians. Its systems and information management solutions help improve operational efficiencies and business decision making for providers, retail pharmacy and pharmaceutical manufacturers. Headquartered at Atlanta, Ga., NDCHealth provides information vital to the delivery of healthcare every day. For more information, visit www.ndchealth.com.

SAFE HARBOR STATEMENT
This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially from the expectations of management. You are encouraged to consult the filings which each of Per-Se and NDCHealth make with the Securities and Exchange Commission for more information concerning such risks and uncertainties. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

IMPORTANT LEGAL INFORMATION
This communication is being made in respect of the proposed merger involving Per-Se Technologies and NDCHealth Corporation. This communication shall not constitute an offer of any securities for sale. Per-Se has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/ prospectus and other relevant documents concerning the proposed merger. STOCKHOLDERS OF PER-SE AND NDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NDCHealth's website (www.ndchealth.com) under the tab "Investor Relations" through the "SEC Filing" link or from Per-Se's website (www.per-se.com) under the tab "Investors" through the "SEC Filing" link.

NDCHealth Corporation and Per-Se Technologies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction.You can find information about NDCHealth's executive officers and directors in NDCHealth's Annual Report on Form 10-K/A filed with the SEC on September 14, 2005. You can find information about Per-Se Technologies' executive officers and directors in Per-Se's definitive proxy statement filed with the SEC on March 25, 2005. Additional information about the directors and executive officers of NDCHealth and information about other persons who may be deemed participants in this transaction may also be found in the joint proxy statement/prospectus.

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